SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market

Companhia Paranaense de Energia Copel, a company that generates, transmits, distributes and sells electric power, with shares listed on NYSE (ELPVY, ELP), B3 (CPLE3, CPLE5, CPLE6) and LATIBEX (XCOP), due to the news report published on this date, in the magazine ISTO É, and later reproduced in the general media ("News"), communicates to its shareholders and to the market what follows:

According to the News, the Company would have been subject to possible negotiations on February 24, 2014 between representatives of the State of Paraná and Contern Construções e Comércio Ltda., related to the acquisition of 6 plants of the Complex Aratu Thermoelectric Plant, in Bahia.

In this regard, the Company's management clarifies that: (i) is not aware of any guidance, request or recommendation received from the Government of the State of Paraná or any public agency for the acquisition of any of the plants of the Aratu Thermoelectric Complex; and (ii) has an independent management and autonomy in its decisions, which are connected to governance protocols underlying the regulation of the electric power segment, of the Brazilian Securities and Exchange Commission, among other applicable standards and policies.

The Company further clarifies that the Aratu Thermoelectric Complex was analyzed, together with 31 other projects, as an investmentable asset under Public Call 003, launched by the Company on March 5, 2012 with the objective of seeking business opportunities in the electric power segment ("Public Call 003"). However, none of the projects enrolled in Public Call 003 were invested by Copel because they did not meet the technical, regulatory or financial criteria established by the Company.

Finally, the Company informs that Mr. Deonilson Roldo, mentioned in the News, was removed on this date from the position of Chief of Corporate Management of Compnhia, which he held since April 12, 2018.

Curitiba, May 11, 2018.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.